UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 2Q16 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt

Second quarter 2016

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG (consolidated) under the current Swiss SRB framework applicable as of 30 June 2016 and the revised Swiss SRB framework including transitional arrangements and the final rules as of 1 January 2020.

→   Refer to the UBS Group second quarter 2016 report, available under “Quarterly reporting” at www.ubs.com/investors  for more information on the current Swiss SRB framework and the revised Swiss SRB requirements and transitional arrangements

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated					Current Swiss SRB
					phase-in	fully applied
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.16	Amount recognized in regulatory capital as of 30.6.16	Amount recognized in regulatory capital as of 30.6.16
Additional tier 1 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.14	CHF 463	463	463
2	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250	1,252	1,252
3	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575	1,658	1,658
4	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.15	CHF 514	514	514
5	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500	1,487	1,487
Total high-trigger loss-absorbing additional tier 1 capital					5,374	5,374
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000	1,109	1,109
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250	1,302	1,302
Total low-trigger loss-absorbing additional tier 1 capital³					2,411	2,411
Total additional tier 1 capital					7,785	7,785

Phase-out hybrid tier 1 capital⁴
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600	649
Total phase-out hybrid tier 1 capital					649

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.12	CHF 424	424	424
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.13	CHF 466	466	466
Total high-trigger loss-absorbing tier 2 capital⁵˒⁶					890	890
1	UBS AG, Switzerland, Jersey branch	XS0747231362	22.02.12	USD 2,000	1,957	1,957
2	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	2,011	2,011
3	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500	1,468	1,468
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,308	2,308
5	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,697	2,697
Total low-trigger loss-absorbing tier 2 capital⁵˒⁶					10,441	10,441
1	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251	245
2	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61	80
3	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218	210
4	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130	169
5	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192	37
Total phase-out tier 2 capital⁴					741
Total tier 2 capital					12,072	11,331

TLAC-eligible senior unsecured debt
1	UBS Group Funding (Jersey) Limited - Jersey	US90351DAA54	24.09.15	USD 1,500
2	UBS Group Funding (Jersey) Limited - Jersey	US90351DAB38	24.09.15	USD 2,500
3	UBS Group Funding (Jersey) Limited - Jersey	US90351DAC11	24.09.15	USD 300
4	UBS Group Funding (Jersey) Limited - Jersey	CH0302790123	16.11.15	EUR 1,250
5	UBS Group Funding (Jersey) Limited - Jersey	CH0310451841	22.02.16	CHF 300
6	UBS Group Funding (Jersey) Limited - Jersey	CH0310451858	22.02.16	CHF 150
7	UBS Group Funding (Jersey) Limited - Jersey	CH0314209351	04.03.16	EUR 750
8	UBS Group Funding (Jersey) Limited - Jersey	US90351DAD93	05.04.16	USD 2,000
9	UBS Group Funding (Jersey) Limited - Jersey	US90351DAE76	05.04.16	USD 1,000
10	UBS Group Funding (Jersey) Limited - Jersey	US90351DAF42	05.04.16	USD 2,000
Total TLAC-eligible senior unsecured debt

1 Refer to the section "Capital instruments" of the "Bondholder information" webpage at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 30 June 2016.    2 Relates to deferred contingent capital plan (DCCP) awards.    3 Existing low-trigger loss-absorbing additional tier 1 capital qualifies as going concern capital up to the first call date, even if the first call date is after 31 December 2019. In case the first call date is not exercised, the instruments qualify for the gone concern requirement.    4 Phase-out hybrid tier 1 capital and phase-out tier 2 capital may still qualify as gone concern instruments. Under the revised Swiss SRB rules these instruments are no longer subject to phase-out. Instruments with a maturity are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility. The treatment of these instruments is subject to final agreement with FINMA.    5 Existing low- and high-trigger loss-absorbing tier 2 capital qualifies as going concern capital until the earlier of maturity or first call date and 31 December 2019.    6 Existing low- and high-trigger loss-absorbing tier 2 capital, which is no longer eligible as going concern capital, qualifies for the gone concern requirement until one year before maturity.

Revised Swiss SRB incl. transitional arrangements		Revised Swiss SRB as of 1.1.20
Going concern	Gone concern	Going concern	Gone concern
Amount recognized in regulatory capital as of 30.6.16	Amount eligible for the gone concern requirement as of 30.6.16	Amount recognized in regulatory capital as of 30.6.16	Amount eligible for the gone concern requirement as of 30.6.16	Maturity date	Optional call date

463		463		Perpetual	01.03.20
1,252		1,252		Perpetual	19.02.20
1,658		1,658		Perpetual	07.08.25
514		514		Perpetual	01.03.21
1,487		1,487		Perpetual	22.03.21
5,374		5,374
1,109		1,109		Perpetual	19.02.22
1,302		1,302		Perpetual	19.02.25
2,411		2,411
7,785		7,785

	649		649	Perpetual	21.12.17
	649		649

424			212	01.03.18
466			466	01.03.19
890			678
1,957			1,957	22.02.22	22.02.17
2,011			2,011	17.08.22
1,468			1,468	22.05.23	22.05.18
2,308			2,308	12.02.26	12.02.21
2,697			2,697	12.05.24
10,441			10,441
	245		245	15.07.25
	80		80	18.12.25
	210		210	01.09.26
	169		169	19.11.24	19.11.19
	93		93	27.12.17
	797		797
11,331	797		11,916

	1,448		1,448	24.09.20
	2,619		2,619	24.09.25
	271		271	24.09.20
	1,395		1,395	16.11.22
	306		306	22.02.22
	155		155	23.02.26
	819		819	04.03.24
	1,961		1,961	15.04.21
	954		954	14.04.21
	1,991		1,991	15.04.26
	11,920		11,920

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s second quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  July 29, 2016